
WEHR

Wehrloom Honey and Meadery

Wehrloom - AVL Project
2019 - 2020

Wehrloom Honey and Meadery...

is making the move to expand into Asheville. With it's thriving community, vibrant downtown, and easy access to the wonderful Southern Appalachians, we feel like it's already home. In 2020, we're opening the doors to Asheville's first taproom primarily dedicated to serving Mead.


WEHRLOOM
HONEY
Chamomile Infused
Honey
handmade
lavender
soap
Lip Balm
Sourwood
Honey
Lavender

What’s Mead?

While it’s one of the world's oldest fermented beverages, we’re not planning on serving anything dated. Our take on Mead is something new, something refreshing. We’ve pushed the boundaries and created a group of beverages that blur the lines between beer and wine. Our mead is closest in character to cider and shares its gluten-free qualities, but not as sweet, and with a wider range of flavors. They tend to present as light on the palate with a distinctive nose and like the rest of our product line are made using the most wholesome, natural ingredients possible. We are able to offer a product that’s unique, yet approachable. One that has the ability to appeal to a wide range of customers, both beer lovers and wine connoisseurs. And most importantly, one that has patrons coming back for more.


DRY COUNTY DRY
Traditional Mead
Gluten-Free
PRETTY IN PEACH
BLACK “BEAR”-Y
Blackberry Mead with lavender, hibiscus and vanilla
Gluten-Free
BeeWizer
Mead with honey & hops
Gluten-Free
Everybody Loves a Ginger
Ginger Mead with green tea, lemon and lime
Gluten-Free



Believe it or not...

Mead is our passion and rightfully so. Anytime you can take something collected by a bunch of insanely smart creatures and turn it into a delicious adult beverage, you've got something special. We're adamant about using the best locally produced honey in our entire lineup to ensure that the end result is always local, always incredible. We strive to use only the best ingredients available, and take the time to make sure that each variety is unique.

Mead sales heading off the charts...

Although we only started selling mead in 2017, it's quickly become our top selling item. With projected growth of almost 40% this year, we feel it's the product to focus on and bring to this new market.


Mead sales
$100,000.00
$75,000.00
$50,000.00
$25,000.00
$0.00
mead sales
2016
2017
2018
2019


Honey sales
$125,000.00
$100,000.00
$75,000.00
$50,000.00
$25,000.00
$0.00
honey sales
2016
2017
2018
2019


Skin care sales
$60,000.00
$40,000.00
$20,000.00
$0.00
skin care sales
2016
2017
2018
2019

Mead is a growing industry nationwide...

The US only had 30 commercial meaderies in 2003. That number has grown to an estimated 400 in 2018. Mead is making it into the mainstream, with a new meadery opening every three days in the US and every seven days in the rest of the world, according to the AMMA (American Mead Makers Association)

“Far from being just a drink from the past, mead is becoming a ‘drink of the future’ in the premium alcoholic beverages category”, according to a report by GlobalData.

“Mead, or honey wine, remains one of the country's fastest growing alcoholic beverages, which could be why it became a focal point of Anheuser Busch Inbev's "dilly dilly" commercials.” The Motley Fool - Nov. 2018


WEHRLOOM
HONEY
WEHRLOOM
HONEY
WEHRLOOM
WEHRLOOM

The Team...





Jessica and Aron Wehr - co founders of Wehrloom LLC, the brains and brawn (at least at first) behind the operation. Their vision and sheer will has made Wehrloom Honey the destination it is today. From recipe formulation to hive oversight, product development, marketing and branding, these two make it happen, with a smile.



Garrett Corsair - general manager of the Robbinsville facility. Garrett's made himself an instrumental part of the business since coming on with us 4 years ago. He now oversees our product manufacturing and will continue in this role with the expansion. Always available and up for any task, he's an expert on our unique processes (and rightfully so, he was instrumental in the development of them).



Rae Adams - will be overseeing management of daily operations at Wehrloom - AVL. With extensive knowledge not only in physics (of which she holds a degree in), but in bar management. She has the experience of being a sales rep of our mead over the past year and has superb customer service.

What if our customers could participate...

We believe the best marketing is the kind that doesn't feel like marketing, but makes you feel included. As such, part of our marketing strategy is to get customers excited about the creation of new and exciting flavors. We plan to invite all custmers to sign up for a once a month mead making event at our Asheville location. We'll bring some carboys and explore new flavor combinations, and be there more as facilitators. We want the participants to have the final say. Who knows, maybe our next flagship will be born out of one of these events. Either way, most are going to come back and bring their friends to try the beverages they helped create.



Wehrloom AVL
just a step toward our long term goals

We see it as a way to move our business model beyond the small town and let it thrive in a much bigger venue, but what about an even bigger stage? Atlanta is next on our radar and what we learn about our growth plan and strategy in Asheville will be invaluable. We're so excited about this venture and hope to have your participation, both now and in the future.


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WEHRLOOM

HONEY